-----------------------------------------------------------------------EXHIBIT 2



                         AGREEMENT AND PLAN OF MERGER


                                    between


                         THE PROCTER & GAMBLE COMPANY,


                             C.R. MACINTOSH, INC.


                                      and


                                TAMBRANDS INC.


                           Dated as of April 8, 1997



--------------------------------------------------------------------------------

                        TABLE OF CONTENTS
                       ------------------

                                                           Page

ARTICLE 1                                                     6
     1. The Merger                                            6
          1.1. The Merger                                     6
          1.2. The Closing                                    7
          1.3. Effective Time                                 7
ARTICLE 2                                                     7
     2. Certificate of Incorporation and Bylaws of the
          Surviving Corporation.                              7
          2.1. Certificate of Incorporation                   7
          2.2. Bylaws                                         7

ARTICLE 3                                                     8
     3. Directors and Officers of the Surviving
          Corporation.                                        8
          3.1. Directors                                      8
          3.2. Officers                                       8
ARTICLE 4                                                     8
     4. Effect of the Merger on Securities of Merger
          Sub and the Company.                                8
          4.1. Merger Sub Stock.                              8
          4.2. Company Securities.                            8
          4.3. Exchange of Certificates Representing
                 Common Stock.                                9
          4.4. Adjustment of Merger Consideration             11
          4.5. Dissenting Company Stockholders                11
          4.6. Merger Without Meeting of Stockholders         12
ARTICLE 5                                                     12
     5. The Offer                                             12
          5.1. The Offer                                      12
          5.2. Actions by Purchaser and Merger Sub            14
          5.3. Actions by the Company                         15
          5.4. Directors                                      17
ARTICLE 6                                                     18
     6. Representations and Warranties of the Company.        18
          6.1. Existence; Good Standing; Corporate
                 Authority.                                   19
          6.2. Authorization, Validity and Effect of
                 Agreements                                   19
          6.3. Compliance with Laws                           20
          6.4. Capitalization                                 20
          6.5. Subsidiaries                                   21
          6.6. No Violation                                   22
          6.7. Company Reports; Offer Documents               23
          6.8. Litigation                                     25
          6.9. Absence of Certain Changes                     25
          6.10. Taxes                                         26
          6.11. Employee Benefit Plans                        26
          6.12. Labor and Employment Matters                  28
          6.13. Brokers and Finders                           28
          6.14. Fairness Opinion                              28
          6.15. Licenses and Permits                          28
          6.16. Environmental Compliance and Disclosure       29
          6.17. Material Contracts                            31
          6.18. Intellectual Property Rights                  33
          6.19. Required Vote of Company Stockholders         33
          6.20. Disclosures                                   33

ARTICLE 7                                                     34
     7. Representations and Warranties of Purchaser and
          Merger Sub.                                         34
          7.1. Existence; Good Standing; Corporate
                 Authority                                    34
          7.2. Authorization, Validity and Effect of
                 Agreements                                   34
          7.3. Offer Documents                                34
          7.4. No Violation                                   35
          7.5. Financing                                      35
          7.6. Brokers and Finders                            35
ARTICLE 8                                                     36
     8. Covenants.                                            36
          8.1. No Solicitation                                36
          8.2. Interim Operations                             36
          8.3. Company Stockholder Approval; Proxy
                 Statement                                    43
          8.4. Filings; Other Action                          45
          8.5. Access to Information                          46
          8.6. Publicity                                      47
          8.7. Further Action                                 47
          8.8. Insurance; Indemnity.                          47
          8.9. Restructuring of Merger                        49
          8.10. Employees and Employee Benefit Plans          49
          8.11. Transfer Taxes                                50
ARTICLE 9                                                     51
     9. Conditions.                                           51
          9.1. Conditions to Each Party's Obligation to
                 Effect the Merger                            51
          9.2. Additional Conditions to Obligations of
                 Purchaser and Merger Sub to Effect
                 the Merger                                   51
ARTICLE 10                                                    51
     10. Termination; Amendment; Waiver.                      51
          10.1. Termination                                   51
          10.2. Effect of Termination                         53
          10.3. Amendment                                     54
          10.4. Extension; Waiver                             54
ARTICLE 11                                                    54
     11.  General Provisions.                                 54
          11.1. Nonsurvival of Representations and
                 Warranties                                   54
          11.2. Notices                                       54
          11.3. Assignment; Binding Effect                    55
          11.4. Entire Agreement                              56
          11.5. Fees and Expenses                             56
          11.6. Governing Law                                 58
          11.7. Headings                                      58
          11.8. Interpretation                                58
          11.9. Investigations                                59
          11.10. Severability                                 59
          11.11. Enforcement of Agreement                     59
          11.12. Counterparts                                 59

                           DEFINITIONS

Defined Term                           Section Reference

"Acquisition Date"                     Section 8.10(b)
"Action"                               Section 8.8(d)
"affiliate"                            Section 11.8
"Agreement"                            First Paragraph
"Alternative Proposal"                 Section 8.1
"associate"                            Section 11.8
"Board" or "Board of Directors"        Section 5.3(a)
"Cap"                                  Section 8.8(a)
"Category A Key Jurisdiction"          Section 6.17
"Certificate"                          Section 4.2(b)
"Closing"                              Section 1.2
"Closing Date"                         Section 1.2
"Commitment Amount"                    Section 11.5(b)
"Common Stock"                         Section 4.2(a)
"Company"                              First Paragraph
"Company Benefit Plans"                Section 6.11
"Company Reports"                      Section 6.7(a)
"Confidentiality Agreement"            Section 8.5(b)
"Consents"                             Section 8.4
"Continuing Directors"                 Section 5.4(b)
"Contract" or "Contracts"              Section 6.6
"Current Policies"                     Section 8.8(a)
"Delaware Courts"                      Section 11.6
"Derivative" or "Derivatives"          Section 6.17
"Designated Contract Provision"        Exhibit A
"DGCL"                                 Section 4.5
"Disclosure Letter"                    Section 6
"Dissenting Common Stock"              Section 4.5
"Effective Time"                       Section 1.3
"Employee Agreements"                  Section 6.11
"Encumbrances"                         Section 6.5

"Environmental Costs"                  Section 6.16(a)
"Environmental Laws"                   Section 6.16(a)
"Environmental Matters"                Section 6.16(a)
"excess parachute payment"             Section 6.11
"Exchange Act"                         Section 5.1(a)
"Exchange Fund"                        Section 4.3(a)
"Fairness Opinion"                     Section 5.3(a)
"Financial Advisor"                    Section 5.3(a)
"Foreign Antitrust Laws"               Section 6.6
"Governmental Entity"                  Section 6.3
"group"                                Exhibit A
"Hazardous Materials"                  Section 6.16(a)
"HSR Act"                              Section 6.6
"Indemnified Party"                    Section 8.8(d)
"Information"                          Section 8.5(b)
"Information Statement"                Section 6.7(b)
"Intellectual Property"                Section 6.18
"Key Jurisdiction"                     Section 6.17
"Laws"                                 Section 6.3
"Litigation"                           Section 6.8
"Losses"                               Section 8.8(b)
"Material Adverse Effect"              Section 6.1
"Material Contracts"                   Section 6.17
"Merger"                               Section 1.1
"Merger Consideration"                 Section 4.2(a)
"Merger Sub"                           First Paragraph
"Minimum Condition"                    Exhibit A
"Minority JV Interest"                 Section 8.2(c)
"Offer"                                Section 5.1(a)
"Offer Documents"                      Section 5.2(a)
"Option" or "Options"                  Section 4.2(d)
"Other Antitrust Consents"             Section 8.4
"Other Antitrust Filings"              Section 8.4
"Paying Agent"                         Section 4.3(a)
"Percentage"                           Section 5.4(a)
"Permits"                              Section 6.15
"person"                               Exhibit A
"Proxy Statement"                      Section 8.3(b)
"Purchaser"                            First Paragraph
"Regulatory Filings"                   Section 6.6
"Restricted Stock"                     Section 6.4
"Restructuring"                        Section 8.2(c)
"Rights"                               Section 6.4
"Rights Agreement"                     Section 5.3(a)
"Schedule 14D-9                        Section 5.3(b)
"SEC"                                  Section 5.1(b)
"Securities Act"                       Section 6.7(a)
"Significant Subsidiary"               Section 6.1
"Stock Option Plans"                   Section 4.2(d)
"Stockholders Meeting"                 Section 8.3(a)
"Subsidiary"                           Section 11.8
"Surviving Corporation"                Section 1.1
"Tax" or "Taxes"                       Section 6.10
"Tax Return"                           Section 6.10

                  AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER, dated as of April 8, 1997 (this "Agreement"), between THE PROCTER & GAMBLE COMPANY, an Ohio corporation ("Purchaser"), C.R. MACINTOSH, INC., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Merger Sub"), and TAMBRANDS INC., a Delaware corporation (the "Company").

                            RECITALS

          WHEREAS, the Boards of Directors of Purchaser and the Company each have determined that it is in the best interests of their respective companies and stockholders for Purchaser to acquire the Company upon the terms and subject to the conditions set forth herein.

          WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection herewith.

     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                            ARTICLE 1

                           THE MERGER

         1.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (defined terms used herein not previously defined having the meanings as hereinafter defined), Merger Sub shall be merged with and into the Company in accordance with this Agreement, and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger").
The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in the DGCL.

         1.2. The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York, at 10:00 a.m., local time, as soon as practicable following the satisfaction (or waiver if permissible) of the conditions set forth in Article 9 or at such other time, date or place as Purchaser and the Company may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

         1.3. Effective Time. If all the conditions to the Merger set forth in Article 9 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 10, the parties hereto shall cause a Certificate of Merger meeting the requirements of Sections 103 and 251 of the DGCL to be properly executed and filed in accordance with such Sections on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

                            ARTICLE 2

             CERTIFICATE OF INCORPORATION AND BYLAWS
                  OF THE SURVIVING CORPORATION

         2.1. Certificate of Incorporation. The Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time in the form attached hereto as Exhibit B shall be adopted as the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with applicable law, except that the name of Merger Sub as set forth in the Certificate of Incorporation shall be changed to Tambrands Inc.

         2.2. Bylaws. The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be adopted as the Bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

                            ARTICLE 3

       DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

         3.1.   Directors.  The directors of Merger Sub
immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

         3.2. Officers. The officers of the Company immediately prior to the Effective Time, together with such additions thereto as Merger Sub shall designate, shall be the officers of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

                            ARTICLE 4

               EFFECT OF THE MERGER ON SECURITIES
                  OF MERGER SUB AND THE COMPANY

         4.1. Merger Sub Stock. At the Effective Time, each share of common stock, $1.00 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, $1.00 par value per share, of the Surviving Corporation.

         4.2.   Company Securities.

         (a) At the Effective Time, each share of Common Stock, par value $.25 per share (the "Common Stock") of the Company, together with the associated Rights, issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Purchaser or Merger Sub or held by the Company or owned or held by any of their respective Subsidiaries, all of which shall be canceled as provided in Section 4.2(c), and other than shares of Dissenting Common Stock) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive cash in the amount of $50.00 per share, without interest (the "Merger Consideration"). Except where the context otherwise requires, all references herein to shares of Common Stock shall include the associated Rights.

         (b) As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of shares of Common Stock (other than Merger Sub, Purchaser, the Company and each of their respective Subsidiaries) shall thereafter cease to have any rights with respect to such shares of Common Stock, except the right to receive, without interest, the Merger Consideration in accordance with Section 4.3 upon the surrender of a certificate or certificates (a "Certificate") representing such shares of Common Stock or, with respect to shares of Dissenting Common Stock, payment of the appraised value of shares of Dissenting Common Stock in accordance with Section 4.5.

         (c) Each share of Common Stock issued and owned or held by Purchaser, Merger Sub, the Company or any of their respective
Subsidiaries at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.

         (d) All options (individually, an "Option" and collectively, the "Options") outstanding immediately prior to the Effective Time under any Company stock option plan (the "Stock Option Plans"), whether or not then exercisable, shall be canceled and each holder of an Option will be entitled to receive, for each share of Common Stock subject to an Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option, without interest. The amounts payable pursuant to this
Section 4.2(d) shall be subject to all applicable withholding of taxes. The Company shall use its reasonable best efforts to obtain all necessary consents of the holders of Options to the cancellation of the Options in accordance with this Section 4.2(d).

         4.3.   Exchange of Certificates Representing Common
Stock

         (a) Prior to the Effective Time, Purchaser shall appoint a commercial bank or trust company having net capital of not less than $100,000,000 and which is reasonably satisfactory to the Company, to act as paying agent hereunder for payment of the Merger Consideration upon surrender of Certificates (the "Paying Agent"). Purchaser shall, or shall cause the Surviving Corporation to, provide the Paying Agent with cash in amounts necessary to pay for all the shares of Common Stock pursuant to
Section 4.2(a) and to make all payments in connection with the Options pursuant to Section 4.2(d), as and when such amounts are needed by the Paying Agent. Such amounts shall hereinafter be referred to as the "Exchange Fund."

         (b) Promptly after the Effective Time, Purchaser shall cause the Paying Agent to mail to each holder of record of shares of Common Stock immediately prior to the Effective Time (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and which letter shall be in customary form and have such other provisions as Purchaser may reasonably specify and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 4.2, and the shares represented by the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on the cash payable upon surrender of any Certificate. In the event of a transfer of ownership of Common Stock which is not registered in the transfer records of the Company, payment may be made with respect to such Common Stock to such a transferee if the Certificate representing such shares of Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

         (c) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article 4.

         (d) Any portion of the Exchange Fund (including the proceeds of any interest and other income received by the Paying Agent in respect of all such funds) that remains unclaimed by the former stockholders of the Company six months after the Effective Time shall be delivered to the Surviving Corporation. Any former stockholders of the Company who have not theretofore complied with this Article 4 shall thereafter look only to the Surviving Corporation for payment of any Merger Consideration that may be payable upon surrender of any Certificates such stockholder holds, as determined pursuant to this Agreement, without any interest thereon.

         (e) None of Purchaser, the Company, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of shares of Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         (f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

         4.4. Adjustment of Merger Consideration. If, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Merger Consideration shall be appropriately adjusted.

         4.5. Dissenting Company Stockholders. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL but only to the extent required thereby, shares of Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Common Stock who have properly exercised appraisal rights with respect thereto (the "Dissenting Common Stock") in accordance with Section 262 of the Delaware General Corporation Law ("DGCL") will not be exchangeable for the right to receive the Merger Consideration, and holders of such shares of Dissenting Common Stock will be entitled to receive payment of the appraised value of such shares of Dissenting Common Stock in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Dissenting Common Stock will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. Notwithstanding anything to the contrary contained in this Section 4.5, if (i) the Merger is rescinded or abandoned or (ii) the stockholders of the Company revoke the authority to effect the Merger, then the right of any stockholder to be paid the fair value of such stockholder's Dissenting Common Stock pursuant to Section 262 of the DGCL shall cease. The Company will give Purchaser prompt notice of any demands and withdrawals of such demands received by the Company for appraisals of shares of Dissenting Common Stock. The Company shall not, except with the prior written consent of Purchaser, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

         4.6. Merger Without Meeting of Stockholders.
Notwithstanding the foregoing, if Merger Sub, or any other direct or indirect subsidiary of Purchaser, shall acquire at least 90 percent of the outstanding shares of Common Stock pursuant to the Offer, the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of stockholders of the Company, in accordance with
Section 253 of the DGCL.

                            ARTICLE 5

                            THE OFFER

        5.1    The Offer.

        (a)  Subject to the provisions of this Agreement,

Purchaser shall have the option, but not the obligation, at any time prior to the mailing of the Proxy Statement to the stockholders of the Company pursuant to Section 8.3(b) and provided Merger Sub has given the Company at least five business days' prior written notice thereof, to cause Merger Sub to commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), an offer to purchase all of the outstanding shares of Common Stock of the Company, together with the associated Rights, at a price per share equal to the Merger Consideration, net to the seller in cash (the "Offer"). Purchaser intends to cause the Offer to be commenced if Purchaser concludes that it is reasonably likely that the Offer can be completed before the Closing of the Merger. If Merger Sub so commences the Offer, the obligation of Merger Sub to accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer shall be subject only to the conditions set forth in Exhibit A. Subject to the provisions of this Agreement, the Offer shall expire 20 business days after the date of its commencement (provided that in no event shall the Offer expire earlier than 30 calendar days after the date of this Agreement), unless this Agreement is terminated in accordance with Article 10, in which case the Offer (whether or not previously extended in accordance with the terms hereof) shall expire on such date of termination.

        (b) Without the prior written consent of the Company, Merger Sub shall not (i) waive the Minimum Condition (as defined in Exhibit A), (ii) reduce the number of shares of Common Stock subject to the Offer, (iii) reduce the price per share of Common Stock to be paid pursuant to the Offer, (iv) extend the Offer if all of the Offer conditions are satisfied or waived, (v) change the form of consideration payable in the Offer, or (vi) amend or modify any term or condition of the Offer (including the conditions set forth on Exhibit A) in any manner adverse to the holders of Common Stock. Notwithstanding anything herein to the contrary, Merger Sub may, in its sole discretion without the consent of the Company, extend the Offer at any time and from time to time (i) if at the then scheduled expiration date of the Offer any of the conditions to Merger Sub's obligation to accept for payment and pay for shares of Common Stock shall not have been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer; (iii) for any period required by applicable law in connection with an increase in the consideration to be paid pursuant to the Offer; and (iv) if all Offer conditions are satisfied or waived but the number of shares of Common Stock tendered is less than 90% of the then outstanding number of shares of Common Stock, for an aggregate period of not more than 10 business days (for all such extensions under this clause
 (iv)) beyond the latest expiration date that would be permitted under clause (i), (ii) or (iii) of this sentence. So long as this Agreement is in effect and the Offer conditions have not been satisfied or waived, Merger Sub shall, and Purchaser shall cause Merger Sub to, cause the Offer not to expire. Subject to the terms and conditions of the Offer and this Agreement (but subject to the right of termination in accordance with
Article 10), Merger Sub shall, and Purchaser shall cause Merger Sub to, accept for payment, in accordance with the terms of the Offer, all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer.

        5.2.  Actions by Purchaser and Merger Sub.

        (a) On the date of commencement of the Offer, Purchaser and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule 14D-1 with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal (such
Schedule 14D-1 and the documents therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents"). The Company and its counsel shall be given an opportunity to review and comment upon the Offer Documents (and shall provide any comments thereon as soon as practicable) prior to the filing thereof with the SEC. The Offer Documents shall comply as to form in all material respects with the requirements of the Exchange Act, and on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Purchaser or Merger Sub with respect to information supplied by the Company for inclusion in the Offer Documents. Each of Purchaser, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Purchaser, Merger Sub and the Company further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities laws. Purchaser and Merger Sub agree to provide the Company and its counsel in writing with any comments Purchaser, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.

        (b) Purchaser shall provide or cause to be provided to Merger Sub all of the funds necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

        5.3.   Actions by the Company.

        (a) The Company hereby approves of and consents to the Offer and represents and warrants that the Board of Directors of the Company (the "Board of Directors" or the "Board") at a meeting duly called and held has duly adopted resolutions
(i) approving this Agreement, the Offer (if made) and the Merger, determining that the Merger is advisable and that the terms of the Offer (if made) and the Merger are fair to, and in the best interests of, the Company and the Company's stockholders and recommending that the Company's stockholders accept the Offer (if made) and approve the Merger and this Agreement, and (ii) taking all action necessary so that Section 203 of the DGCL and the Company's Rights Agreement, dated as of October 24, 1989, between the Company and First Chicago Trust Company of New York, as rights agent (the "Rights Agreement"), are and, through the Effective Time, will be inapplicable to, and have no adverse effect on, Purchaser and Merger Sub, the Offer, the Merger, this Agreement, or any of the transactions contemplated hereby. The Company further represents and warrants that the Board of Directors has received the written opinion of Morgan Stanley & Co. Inc. (the "Financial Advisor") that the proposed consideration to be received by the holders of shares of Common Stock pursuant to the Offer (if made) and the Merger is fair to such holders from a financial point of view (the "Fairness Opinion"). The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board of Directors described in the first sentence of this Section 5.3(a). The Company hereby represents and warrants that it has been authorized by the Financial Advisor to permit the inclusion of the Fairness Opinion and references thereto, subject to prior review and consent by the Financial Advisor (such consent not to be unreasonably withheld), in the Offer Documents, the
Schedule 14D-9 and the Proxy Statement.

        (b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the "Schedule 14D-9") containing the recommendations described in Section 5.3(a) and shall disseminate the Schedule 14D-9 to the stockholders of the Company as required by Rule 14d-9 promulgated under the Exchange Act. To the extent practicable, the Company shall cooperate with Purchaser in mailing or otherwise disseminating the Schedule 14D-9 with the appropriate Offer Documents to the Company's stockholders. Purchaser and its counsel shall be given an opportunity to review and comment upon the Schedule 14D-9 (and shall provide any comments thereon as soon as practicable) prior to the filing thereof with the SEC. The Schedule 14D-9 shall comply as to form in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Purchaser or Merger Sub for inclusion in the Schedule 14D-9.
Each of the Company, Purchaser and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the
Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities laws. The Company agrees to provide Purchaser and Merger Sub and their counsel in writing with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

        (c) In connection with the Offer, the Company shall cause its transfer agent to furnish Merger Sub with mailing labels containing the names and addresses of the record holders of Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Merger Sub may reasonably request in communicating the Offer to the Company's stockholders. Subject to the requirements of law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Purchaser and Merger Sub and each of their affiliates and associates shall hold in confidence the information contained in any of such labels, lists and files, shall use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated, shall promptly deliver to the Company all copies of such information then in their possession or under their control.

        (d) Subject to the terms and conditions of this Agreement, if there shall occur a change in law or in a binding judicial interpretation of existing law which would, in the absence of action by the Company or the Board, prevent Merger Sub, were it to acquire a specified percentage of the shares of Common Stock then outstanding, from approving and adopting this Agreement by its affirmative vote as the holder of a majority of shares of Common Stock and without the affirmative vote of any other stockholder, the Company will use its reasonable best efforts to promptly take or cause such action to be taken.

          5.4. Directors.

          (a) Promptly upon the purchase of shares of Common Stock pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Purchaser representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors and (ii) the percentage that the number of shares of Common Stock purchased by Merger Sub or Purchaser or any affiliate bears to the number of shares of Common Stock outstanding (the "Percentage"), and the Company shall, upon request by Purchaser, promptly increase the size of the Board of Directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors and shall cause Purchaser's designees to be so elected; provided, however, that until the Effective Time, the Board of Directors will have at least one Continuing Director. At the request of Purchaser, the Company will use its reasonable best efforts to cause such individuals designated by Purchaser to constitute the same Percentage of (i) each committee of the Board, (ii) the board of directors of each Subsidiary and (iii) the committees of each such board of directors. The Company's obligations to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act. The Company shall take, at its expense, all action necessary to effect any such election, and shall include in the Schedule 14D-9 the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Purchaser will supply to Company in writing and be solely responsible for any information with respect to itself and its nominees, directors and affiliates required by Section 14(f) and Rule 14f-1.

          (b) Following the election or appointment of Purchaser's designees pursuant to this Section 5.4 and prior to the Effective Time, the approval of a majority of the directors of the Company then in office who are not designated by Purchaser (the "Continuing Directors") shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Board of Directors, any extension of time for the performance of any of the obligations or other acts of Purchaser or Merger Sub, and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

                            ARTICLE 6

          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to Purchaser and Merger Sub as follows, except as specifically disclosed in the writing from the Company to Purchaser and Merger Sub that is dated the date of this Agreement and that is identified by the

Company to Purchaser as the disclosure letter to this Agreement
(the "Disclosure Letter"):

         6.1. Existence; Good Standing; Corporate Authority. Each of the Company and its Significant Subsidiaries (as such term is defined in Rule 1-02(w) of Regulation S-X of the Securities Act) is (i) a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and (ii) is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States or any other jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such licensure, qualification or good standing necessary, except where the failure to be so in good standing or to be so licensed or qualified, individually or in the aggregate, would not have a material adverse effect on the business, operations, results of operations, assets, financial condition or prospects of the Company and its Subsidiaries taken as a whole (a "Material Adverse Effect," it being understood and agreed that for the purpose of this Agreement, adverse events or circumstances which result from general economic conditions shall not constitute a Material Adverse Effect). Each of the Company and its Significant Subsidiaries has the requisite corporate power and authority in all material respects to own, operate and lease its properties and carry on its business as now conducted. The Company has heretofore delivered to Purchaser true and correct copies of the Certificate of Incorporation and Bylaws of the Company as currently in effect.

         6.2. Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement by the holders of a majority of the shares of Common Stock, if required by applicable law). This Agreement has been duly and validly executed and delivered by the Company, and (assuming this Agreement constitutes a valid and binding obligation of Purchaser and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

         6.3. Compliance with Laws. Except as set forth in the Disclosure Letter, neither the Company nor any of its Subsidiaries is in violation of any foreign, federal, state or local law, statute, ordinance, rule, regulation, order, judgment, ruling or decree ("Laws") of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority or any court, arbitration, board or tribunal (each such entity, a "Governmental Entity") applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except for violations which, individually or in the aggregate, would not have a Material Adverse Effect.

     6.4. Capitalization. The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock. As of April 7, 1997, (a) 36,964,587 shares of Common Stock were issued and outstanding, (b) 36,964,587 shares of Common Stock were subject to Common Stock Purchase Rights ("Rights") issued pursuant to the Company's Rights Agreement, (c) Options to purchase an aggregate of 2,600,882 shares of Common Stock were outstanding, 2,600,882 shares of Common Stock were reserved for issuance upon the exercise of outstanding Options and 2,506,802 shares were reserved for future grants under the Stock Option Plans, and there were no stock appreciation rights or limited stock appreciation rights outstanding other than those attached to such Options, (d) 46,351 shares of Common Stock ("Restricted Stock") issued under the Company's 1989 Restricted Stock Plan were outstanding, (e) 6,583,351 shares of Common Stock were held by the Company in its treasury, and (f) no shares of Common Stock of the Company were held by the Company's Subsidiaries. Except for the Rights, the Company has no outstanding bonds, debentures, notes or other obligations or securities entitling the holders thereof to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Since January 1, 1997, the Company (i) has not issued any shares of Common Stock other than (w) upon the exercise of Options, (x) the issuance of 14,011 shares of Restricted Stock under the Company's 1989 Restricted Stock Plan,
(y) the issuance of 14,602 shares of Common Stock under the Company's savings plan and the 1991 Employee Stock Purchase Plan and (z) pursuant to the terms of any compensation plan for the benefit of non-employee directors (the "Directors Plans"), representing in the aggregate, for the programs specified in clauses (w), (x), (y) and (z), no more than 33,753 shares of Common Stock, (ii) has granted Options to purchase an aggregate of 3,200 shares of Common Stock under the Stock Option Plans, and
(iii) has not split, combined or reclassified any of its shares of capital stock. All issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except for the Rights and except as set forth in this Section 6.4 or in the Disclosure Letter, there are no other shares of capital stock of the Company, no securities of the Company convertible or exchangeable for shares of capital stock or voting securities of the Company, and no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of, or equity interests in, the Company or any of its Subsidiaries. There are no outstanding obligations of the Company or any Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company and, other than outstanding Options, awards under the Company's 1989 Restricted Stock Plan, purchase rights under the 1991 Employee Stock Purchase Plan, or rights under the Directors Plans, there are no awards outstanding under the Stock Option Plans or the Company's 1989 Restricted Stock Plan or any other outstanding stock-related awards. After the Effective Time, the Surviving Corporation will have no obligation to issue, transfer or sell any shares of capital stock of the Company or the Surviving Corporation pursuant to any Options or any Company Benefit Plan. Except as set forth in the Disclosure Letter, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company or any of its Subsidiaries.

         6.5. Subsidiaries. Except as set forth in the Disclosure Letter, (i) the Company owns, directly or indirectly through a Subsidiary, all of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect directors or others performing similar functions with respect to such Subsidiary) of each of the Company's Subsidiaries, and (ii) each of the outstanding shares of capital stock of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances ("Encumbrances"). The Disclosure Letter sets forth for each Subsidiary of the Company: (i) its name and jurisdiction of incorporation or organization; (ii) to the knowledge of the Company, its authorized capital stock or share or equity capital; (iii) to the knowledge of the Company, the number of issued and outstanding shares of capital stock or share or equity capital; and (iv) to the knowledge of the Company, the holder or holders of such shares. Except for interests in the Company's Subsidiaries or as set forth in the Disclosure Letter, neither the Company nor any of its Subsidiaries owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

         6.6. No Violation. Except as set forth in the Disclosure Letter, neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby will: (i) violate, conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws (or comparable constituent documents) of the Company or any of its Subsidiaries; (ii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination or in a right of termination of, accelerate the performance required by or benefit obtainable under, result in the triggering of any payment or other obligations pursuant to, result in the creation of any Encumbrance upon any of the properties of the Company or its Subsidiaries under, or result in there being declared void, voidable, subject to withdrawal, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, Permit, lease, contract, agreement or other instrument, commitment or obligation to which the Company or any of its Subsidiaries is a party, by which the Company or any of its Subsidiaries or any of their respective properties is bound, or under which the Company or any of its Subsidiaries or any of their respective properties is entitled to a benefit (each of the foregoing, to the extent the same have any continuing force or effect, a "Contract" and collectively, "Contracts"), except for any of the foregoing matters which individually or in the aggregate would not have a Material Adverse Effect or prevent or delay the consummation of the transactions contemplated hereby;
(iii) other than the filings provided for in Section 1.3, the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Exchange Act, or filings in connection with the maintenance of qualification to do business in other jurisdictions (the filings disclosed in the Disclosure Letter in response to this clause (iii), the other filings referred to in this clause (iii) and the Other Antitrust Filings and Consents required or permitted to be made or obtained, collectively, the "Regulatory Filings"), require any consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity, including, but only to the knowledge of the Company, any such consent, approval, authorization, declaration, filing or registration under any Laws of any foreign jurisdiction relating to antitrust matters or competition ("Foreign Antitrust Laws") or any other Law of any foreign jurisdiction, except for those consents, approvals, authorizations, declarations, filings or registrations the failure of which to obtain or make individually or in the aggregate would not have a Material Adverse Effect; or (iv) violate any Laws applicable to the Company, any of its Subsidiaries or any of their respective assets, except for violations which individually or in the aggregate would not have a Material Adverse Effect.

        6.7.   Company Reports; Offer Documents.

        (a) The Company has made available to Purchaser each registration statement, report, proxy statement or information statement (as defined under the Exchange Act) prepared by it for filing with the SEC since December 31, 1994, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Company Reports"). As of their respective dates, the Company Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act") and the Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of earnings and cash flows of the Company included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, earnings or cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as set forth in the Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations, contingent or otherwise, except (i) liabilities and obligations in the respective amounts reflected or reserved against in the Company's consolidated balance sheet as of December 31, 1996 included in the Company Reports or (ii) liabilities and obligations incurred in the ordinary course of business since that date which individually or in the aggregate would not have a Material Adverse Effect.

         (b)    None of the information contained in the
Schedule 14D-9, the information statement, if any, filed by the Company in connection with the Offer pursuant to Rule 14f-1 under the Exchange Act (the "Information Statement"), or any amendment or supplement thereto, at the respective times such documents are filed with the SEC or first published, sent or given to the Company's stockholders, contain or will contain any untrue statement of a material fact or omit or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information supplied by Purchaser or Merger Sub specifically for inclusion in the Schedule 14D-9 or Information Statement or any amendment or supplement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents will, at the date of filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time the Company shall obtain knowledge of any facts with respect to itself, any of its officers and directors or any of its Subsidiaries that would require the supplement or amendment to any of the foregoing documents in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to comply with applicable Laws, such amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company, and in the event Purchaser shall advise the Company as to its obtaining knowledge of any facts that would make it necessary to supplement or amend any of the foregoing documents, the Company shall promptly amend or supplement such document as required and distribute the same to its stockholders.

        6.8. Litigation. Except as set forth in the Disclosure Letter, there are no claims, actions, suits, proceedings, arbitrations, investigations or audits (collectively, "Litigation") by a third party (including a Governmental Entity) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, at law or in equity, other than those which individually or in the aggregate would not have a Material Adverse Effect. Except as set forth in the Disclosure Letter, to the knowledge of the Company, no Governmental Entity has indicated an intention to conduct any audit, investigation or other review with respect to the Company or any of its Subsidiaries, except for those investigations or reviews, which if adversely determined, individually or in the aggregate, would not have a Material Adverse Effect.

        6.9. Absence of Certain Changes. Except as set forth in the Disclosure Letter, since December 31, 1996, the Company and its Significant Subsidiaries have conducted their business only in the ordinary course of such business consistent with past practices, and there has not been (i) any Material Adverse Effect suffered by the Company or any of its Subsidiaries; (ii) any declaration, setting aside or payment of any dividend (other than regular quarterly cash dividends at a rate not in excess of $.46 per share of Common Stock) or other distribution with respect to the capital stock of the Company or its Subsidiaries (other than wholly-owned Subsidiaries) or any repurchase, redemption or any other acquisition by the Company or its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or its Subsidiaries;
(iii) any material change in accounting principles, practices or methods; (iv) any entry into or amendment of any employment agreement with, or any increase in the rate or terms (including, without limitation, any acceleration of the right to receive payment) of compensation payable or to become payable by the Company or any of its Subsidiaries to, their respective directors, officers or employees, except increases in the ordinary course of business in accordance with the past practice of the Company; (v) any increase in the rate or terms (including, without limitation, any acceleration of the right to receive payment) of any bonus, insurance, pension or other employee benefit plan or arrangement covering any such directors, officers or employees, except increases in the ordinary course of business in accordance with the past practice of the Company; or (vi) any material revaluation by the Company or any of its Subsidiaries of any of their respective assets, including, without limitation, write-downs of inventory or write-offs of accounts receivable.

         6.10. Taxes. The Company and each of its Subsidiaries have timely filed all material Tax Returns required to be filed by any of them. All such Tax Returns are true, correct and complete, except for such instances which individually or in the aggregate would not have a Material Adverse Effect. All material Taxes of the Company and its Subsidiaries which are (i) shown as due on such Returns, (ii) otherwise due and payable or (iii) claimed or asserted by any Taxing authority to be due, have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements included in the Company Reports in accordance with generally accepted accounting principles. The Company does not know of any proposed or threatened Tax claims or assessments which, if upheld, would individually or in the aggregate have a Material Adverse Effect. Except as set forth in the Disclosure Letter, the Company and each Subsidiary has withheld and paid over to the relevant Taxing authority all Taxes required to have been withheld and paid in connection with payments to employees, independent contractors, creditors, stockholders or other third parties, except for such Taxes which individually or in the aggregate would not have a Material Adverse Effect. For purposes of this Agreement, (a) "Tax" (and, with correlative meaning, "Taxes") means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Entity, and (b) "Tax Return" means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

         6.11. Employee Benefit Plans. All employee benefit plans and other benefit arrangements covering employees of the Company or any of its Subsidiaries (the "Company Benefit Plans") and all employee agreements providing compensation, severance or other benefits to any employee or former employee of the Company or any of its Subsidiaries, other than agreements which have been satisfied in full (the "Employee Agreements") are set forth in the Disclosure Letter. True and complete copies of the Company Benefit Plans and the Employee Agreements have been made available to Purchaser. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a determination letter and, to the knowledge of the Company, continues to satisfy the requirements for such qualification. No Company Benefit Plan nor the Company nor any Subsidiary has incurred any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA or engaged in any transaction that is reasonably likely to result in any such material liability or penalty. Each Company Benefit Plan has been maintained and administered in compliance with its terms and with ERISA and the Code to the extent applicable thereto, except for such non-compliance which individually or in the aggregate would not have a Material Adverse Effect. There is no pending or, to the knowledge of the Company, threatened Litigation against or otherwise involving any of the Company Benefit Plans and no Litigation has been brought against or with respect to any such Company Benefit Plan, except for any of the foregoing which individually or in the aggregate would not have a Material Adverse Effect. Except as described in the Company Reports and except for matters which would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries maintains or contributes to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits to any employee or former employee upon his or her retirement or termination of employment, and neither the Company nor any of its Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. Except as set forth in the Disclosure Letter, (i) the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee and (ii) no payment or benefit which will or may be made by the Company, any of its Subsidiaries, or Purchaser or Merger Sub with respect to any employee will constitute an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

         6.12. Labor and Employment Matters. Except as set forth in the Disclosure Letter, (a) neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contracts or understanding with a labor union or labor organization; and (b) except as would not, individually or in the aggregate, have a Material Adverse Effect, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, (ii) activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees. The Company and its Subsidiaries each is in compliance with all Laws regarding employment, employment practices, terms and conditions of employment and wages, except for such noncompliance which individually or in the aggregate would not have a Material Adverse Effect.

         6.13. Brokers and Finders. Except for Morgan Stanley & Co. Inc. pursuant to an engagement letter, a true and complete copy of which has previously been delivered to Purchaser, no broker, dealer or financial advisor is entitled to receive from the Company or any of its Subsidiaries any broker's, finder's or investment banking fee in connection with this Agreement or the transactions contemplated hereby.

         6.14. Fairness Opinion. The Company has received the opinion of Morgan Stanley & Co. Inc., to the effect that, as of the date of this Agreement, the terms of the Offer (if made) and the Merger are fair from a financial point of view to the holders of Common Stock.

         6.15. Licenses and Permits. Except as set forth in the Disclosure Letter, the Company and its Subsidiaries have, and/or have caused to be maintained, all necessary licenses, permits, certificates of need, approvals and authorizations (collectively, "Permits") from all Governmental Entities required to lawfully conduct their respective businesses as presently conducted, except for those Permits the lack of which individually or in the aggregate would not have a Material Adverse Effect, and (a) no Permit is subject to revocation or forfeiture by virtue of any existing circumstances, (b) there is no Litigation pending or, to the knowledge of the Company, threatened to modify or revoke any Permit, and (c) no Permit is subject to any outstanding order, decree, judgment, stipulation, or investigation that would be likely to affect such Permit, except for instances of any of the foregoing items (a) through (c) which individually or in the aggregate would not have a Material Adverse Effect.

         6.16.  Environmental Compliance and Disclosure.

         (a)   For the purposes of this Agreement:

         "Environmental Matters" means any matter arising out of, relating to, or resulting from, pollution, protection of the environment and human health or safety, health or safety of employees, sanitation, and any matters relating to emissions, discharges, releases or threatened releases of Hazardous Materials or otherwise arising out of, resulting from, or relating to, the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

         "Environmental Costs" means, without limitation, any actual or potential cleanup costs, remediation, removal, or other response costs (which, without limitation, shall include costs necessary to cause compliance with any and all Environmental
Laws), investigation costs (including without limitation, fees of consultants, counsel, and other experts in connection with any environmental investigation, testing, audits or studies), losses, liabilities or obligations (including, without limitation, liabilities or obligations under any lease or other contract), payments, damages (including, without limitation, any actual, punitive or consequential damages under any statutory law, common law cause of action or contractual obligation, including, without limitation, damages (a) of third parties for personal injury or property damage, or (b) to natural resources), civil or criminal fines or penalties, judgments, and amounts paid in settlement arising out of or relating to or resulting from any Environmental Matter.

         "Environmental Laws" means, without limitation, the Comprehensive Environmental Response, Compensation, and Liability
Act, 42 U.S.C. Sections 9601 et seq., the Emergency Planning and

Community Right-to-Know Act of 1986, 42 U.S.C. Sections 11001 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7
U.S.C. Sections 136 et seq., the Clean Air Act, 42 U.S.C. Sections 7401 et seq., the Clean Water Act (Federal Water Pollution Control Act),
33 U.S.C. Sections 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. Sections 300f et seq., the Occupational Safety and Health Act, 29
U.S.C. Sections 651 et seq., the Hazardous Materials Transportation
Act, 49 U.S.C. Sections 1801 et seq., as any of the above statutes have been or may be amended from time to time, all rules and regulations promulgated pursuant to any of the above statutes, and any other foreign, federal, state or local law, statute, ordinance, rule or regulation governing Environmental Matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy with respect to Environmental Matters, and all applicable judicial and administrative decisions, orders, and decrees relating to Environmental Matters.

         "Hazardous Materials" means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, elements, forces, or chemicals that are regulated by, or may form the basis for liability under, any Environmental Laws.

         (b) Except as set forth in the Disclosure Letter and except for any matters which individually or in the aggregate would not have a Material Adverse Effect,

              (i) there are no Hazardous Materials in amounts required to be remediated under applicable Environmental Laws at, on, under or within any real property owned, leased or occupied by the Company or any of its Subsidiaries;

              (ii) there are no claims, notices, civil, criminal or administrative actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened that are based on or relate to any Environmental Matters or the failure to have any Permits required to be obtained by the Company and each of its Subsidiaries under applicable Environmental Laws for the use, storage, treatment, transportation, release, emission and disposal of raw materials, by-products, wastes and other substances used or produced by or otherwise relating to its business;

              (iii) neither the Company nor any of its Subsidiaries has used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Materials to any place or location, nor in violation of any Environmental Laws;

              (iv) there are no underground storage tanks or surface impoundments at, on, under or within any of real property owned, leased or occupied by the Company or any of its Subsidiaries, or any portion thereof;

              (v) none of the Company or its Subsidiaries has received any notice asserting that it may be a potentially responsible party at any waste disposal site or other location used for the disposal of any Hazardous Materials;

              (vi) none of the Company or its Subsidiaries has been requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous
Materials or any other Environmental Matter; and

              (vii) there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions, or plans that may form the basis of any claim, action, suit, proceeding, hearing, investigation, or inquiry against or involving the Company nor any of its Subsidiaries allegedly or actually based on or related to any Environmental Matter or that is reasonably likely to require the Company or any of its Subsidiaries to incur any Environmental Costs.

     6.17. Material Contracts. The Disclosure Letter sets forth a list as of the date hereof of all (i) Contracts for borrowed money or guarantees thereof, other than Contracts entered into in the ordinary course of business consistent with the past practice of the Company involving less than $2,000,000 individually or $10,000,000 in the aggregate or Contracts between the Company and any of its wholly owned Subsidiaries or between any of the Company's wholly owned Subsidiaries, (ii) Contracts involving any rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), or any combination of these transactions (each a "Derivative" and collectively, "Derivatives"), other than Derivatives entered into in the ordinary course of business consistent with the past practice of the Company and with the Company's policies regarding Derivatives as previously disclosed to Purchaser, (iii) Contracts containing covenants by the Company or any Subsidiary restricting its ability or the ability of any of the affiliates of the Company or any of its Subsidiaries to engage in any line of business, (iv) Contracts to purchase materials, supplies or other assets, other than purchase orders entered into in the ordinary course of business consistent with the past practice of the Company and other Contracts involving obligations of less than $2,000,000 individually and $10,000,000 in the aggregate, (v) Contracts to purchase or acquire advertising or other product promotion or brand support other than spot orders purchased in the ordinary course of business or involving commitments by the Company of less than $1,000,000, (vi) Contracts with distributors, brokers or sales agents for the distribution of the products of the Company in any of the Key Jurisdictions identified as Category A Key Jurisdictions in the Disclosure Letter or in which the Company acts as distributor, broker or sales agent for others in any Key Jurisdiction, other than Contracts involving or likely to involve payments of less than $200,000 per year, (vii) Contracts entered into by the Company since January 1, 1986 and in which the Company's surviving liability (including indemnities) could reasonably be expected to exceed $1,000,000 and involving the sale or other disposition by the Company of one or more business units, divisions or entities (including former Subsidiaries),
(viii) Contracts involving the investment, including by way of capital contribution, loan or advance, by the Company or any of its Subsidiaries of more than $1,000,000 in any other person, firm or entity (other than wholly-owned Subsidiaries), other than investments no longer owned by the Company or its Subsidiaries,
(ix) other Contracts under which the obligation of the Company and its Subsidiaries is $1,000,000 or more, and (x) promotion Contracts in the United States with the Company's ten largest customers having a term of longer than three (3) months (all Contracts described in each of the categories (i) through (x) above, "Material Contracts"). For the purposes of this Agreement, "Key Jurisdiction" shall mean each of the countries identified as such in the Disclosure Letter. "Category A Key Jurisdiction" shall mean each of the countries identified as such in the Disclosure Letter. All Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound are valid and binding, in full force and effect and enforceable against the parties thereto in accordance with their respective terms, except where the failure to be so valid and binding, in full force and effect or enforceable would not individually or in the aggregate have a Material Adverse Effect. There is not under any such Contract, any existing default, or event, which after notice or lapse of time, or both, would constitute a default, by the Company or any of its Subsidiaries, or to the Company's knowledge, any other party, other than any such defaults or events which, individually or in the aggregate, would not have a Material Adverse Effect.


          6.18. Intellectual Property Rights. Except as disclosed in the Disclosure Letter, (i) each of the Company and its Subsidiaries owns or has the right to use pursuant to license, sublicense, agreement or permission all of the Intellectual Property used by it in the conduct of its businesses as presently conducted, except where the absence of any thereof, individually or in the aggregate, would not have a Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries has interfered with, infringed upon or misappropriated any Intellectual Property rights of third parties which interference, infringement or misappropriation individually or in the aggregate would have a Material Adverse Effect. "Intellectual Property" means all patents, patent applications, trademarks, service marks, logos, trade names and corporate names, copyrights, computer software, management information systems and other intellectual property and proprietary rights.

         6.19. Required Vote of Company Stockholders. Unless the Merger may be consummated in accordance with Section 253 of the DGCL, the only vote of the stockholders of the Company required to adopt this Agreement and approve the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. No greater or other vote of the stockholders of the Company is required by Law or the Certificate of Incorporation or By-Laws of the Company to adopt this Agreement and approve the Merger.

         6.20. Disclosures. This Agreement and the Disclosure Letter furnished by the Company or any of its Subsidiaries pursuant hereto, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained herein, in the light of the circumstances under which they were made, not misleading.

                            ARTICLE 7

   REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

         Purchaser and Merger Sub hereby represent and warrant to the Company as follows:

         7.1.   Existence; Good Standing; Corporate Authority.
Each of Purchaser and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

         7.2. Authorization, Validity and Effect of Agreements. Each of Purchaser and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Purchaser and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Purchaser and Merger Sub, as applicable, and by Purchaser as the sole stockholder of Merger Sub and no other corporate proceedings on the part of Purchaser or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and Merger Sub, and (assuming this Agreement constitutes a valid and binding obligation of the Company) constitutes the valid and binding obligation of each of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

         7.3. Offer Documents. None of the information contained in the Offer Documents or any schedule thereto required to be filed with the SEC or in any amendment or supplement thereto will contain, on the date of filing with the SEC, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Purchaser or Merger Sub with respect to information supplied by the Company specifically for inclusion in the Offer Documents or any schedule thereto required to be filed with the SEC or in any amendment or supplement thereto. None of the information supplied by Purchaser or Merger Sub specifically for inclusion in the Schedule 14D-9 will, at the date of filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         7.4. No Violation. Neither the execution and delivery of this Agreement by Purchaser and Merger Sub nor the consummation by them of the transactions contemplated hereby will
(i) violate, conflict with or result in any breach of any provision of the Certificate of Incorporation or By-Laws of Merger Sub or the Articles of Incorporation Regulations or By-Laws, in each case as amended, of Purchaser; (ii) other than the Regulatory Filings and pursuant to the Foreign Antitrust Laws, require any consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity, the lack of which individually or in the aggregate would have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby and
(iii) violate any Laws applicable to Purchaser or Merger Sub or any of their respective assets, except for violations which individually or in the aggregate would not have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby.

         7.5. Financing. At the consummation of the Offer and at the Effective Time, Purchaser will cause Merger Sub to have funds available to it sufficient to consummate the Offer and the Merger on the terms contemplated hereby.

         7.6. Brokers and Finders. No actions by Purchaser or Merger Sub or by anyone acting on behalf of either of them has given rise to any valid claim against the Company for any broker's, finder's or investment banking fee in connection with this Agreement or the transactions contemplated hereby. Purchaser is to be solely responsible for any fee payable to Goldman, Sachs & Co. in connection with the transactions contemplated by this Agreement.

                           ARTICLE 8

                            COVENANTS

         8.1. No Solicitation. Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates, shall, directly or indirectly, encourage, solicit, initiate or, except as is required in the exercise of the fiduciary duties of the Company's directors to the Company or its stockholders after consultation with outside counsel to the Company, participate in any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of the Company or any of its Subsidiaries to, or otherwise assist, facilitate or encourage, any corporation, partnership, person or other entity or group (other than Purchaser or any affiliate or associate of Purchaser) concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any Subsidiary or any division of any thereof (an "Alternative Proposal"), and shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing (other than in connection with the Restructuring as contemplated by Section 8.2(c)(i)) and take the necessary steps to inform such parties of the obligations undertaken in this
Section 8.1; provided, however, that nothing contained in this
Section 8.1 shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders which, in the judgment of the Board of Directors with the advice of outside counsel, may be required under applicable law. The Company will promptly notify Purchaser if any such information is requested from it or any such negotiations or discussions are sought to be initiated with the Company and will promptly communicate to Purchaser the terms of any proposal or inquiry which it may receive in respect of any such transaction.

         8.2. Interim Operations.

         (a)  From the date of this Agreement to the Effective
Time, except as set forth in the Disclosure Letter or as otherwise required pursuant to this Agreement, unless Purchaser has consented in writing thereto, the Company shall, and shall cause each of its Subsidiaries to:

               (i) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice;

               (ii) use its reasonable best efforts to preserve intact their business organizations and goodwill, to maintain in effect all existing qualifications, licenses, Permits, approvals and other authorizations referred to in Sections 6.1 and 6.15, to keep available the services of their officers and employees and to maintain satisfactory relationships with customers, suppliers, distributors, brokers, sales agents and all other persons having business relationships with them, including through the payment of additional compensation reasonably acceptable to Purchaser to such distributors, brokers and sales agents reasonably calculated to maintain at least the current level of merchandising, distribution and shelving;

               (iii) promptly notify Purchaser upon becoming aware of any material breach of any representation, warranty or covenant contained in this Agreement, the occurrence of any event that would cause any representation, warranty or covenant contained in this Agreement no longer to be true and correct in all material respects or any breach of the representations and warranties specified in Section 6.17(iii);

               (iv) promptly deliver to Purchaser true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement and any internal monthly reports prepared for or delivered to the Board of Directors after the date hereof; and

               (v) deliver, within 20 business days after the end of each accounting month, monthly consolidated financial statements, in the same format as heretofore furnished to Purchaser, for the Company and its Subsidiaries for and as of the end of each such month.

         (b)  From the date of this Agreement to the Effective
Time, except as set forth in the Disclosure Letter, unless
Purchaser has consented in writing thereto, the Company shall not, and shall not permit any of its Subsidiaries to:

             (i) amend its Certificate of Incorporation or Bylaws or comparable governing instruments;

             (ii) except with respect to the issuance of treasury stock under the Company's savings plan, the Directors' Plans and the 1991 Employee Stock Purchase Plan in the ordinary course of business consistent with the terms of the governing documents, or where the documents do not govern such issuances, in accordance with the past practice of the Company representing in the aggregate no more than 40,000 shares of Common Stock, issue, sell, pledge or otherwise dispose of any shares of its capital stock or other ownership interest in the Company (other than issuances of Common Stock in respect of any exercise of Options outstanding on the date hereof and disclosed in the Disclosure Letter) or any of the Subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities; or accelerate any right to convert or exchange or acquire any securities of the Company or any of its Subsidiaries for any such shares or ownership interest;

             (iii) effect any stock split, reverse stock split, stock dividend, subdivision, reclassification or similar transaction, or otherwise change its capitalization as it exists on the date hereof;

             (iv) grant, confer, award or amend any option, warrant, convertible security or other right to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any stock option plan or restricted stock plan;

             (v) declare, set aside or pay any dividend (other than regular quarterly cash dividends at a rate not in excess of $.46 per share of Common Stock) or make any other distribution or payment with respect to any shares of Common Stock or other capital stock or ownership interests (other than such payments by a wholly-owned Subsidiary to the Company or another wholly-owned Subsidiary);

             (vi) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or the capital stock of any of its Subsidiaries;

             (vii) sell, lease, assign, transfer or otherwise dispose of (by merger or otherwise) any of its property, business or assets (including, without limitation, receivables, leasehold interests or Intellectual Property and including any sale leaseback transaction) except for (i) the sale of inventory in the ordinary course of business, (ii) the disposition of assets pursuant to the Restructuring as contemplated by
Section 8.2(c)(i) and (iii) other asset sales for fair value in the ordinary course of business provided that the proceeds of such other asset sales do not exceed $2,000,000 in any single transaction or $10,000,000 in the aggregate prior to the Effective Time;

             (viii) settle or compromise any pending or threatened Litigation without Purchaser's consent (which consent will not be unreasonably withheld or delayed), other than settlements (a) of product liability Litigation in the ordinary course of business consistent with the Company's past practice of settling similar product liability claims, provided, in the case of settlements of product liability Litigations in excess of $100,000 only (I) the Company has kept Purchaser reasonably apprised of the status of such Litigation and has provided Purchaser with reasonable advance notice of its intention to settle any such Litigation and (II) the settlement would not have a Material Adverse Effect, (b) of other Litigations which involve solely the payment of money (without admission of liability) not to exceed $200,000 in any one case and (c) of Tax Litigation, which is governed by paragraph (xiii);

             (ix) make any advance, loan, extension of credit or capital contribution to, or purchase or acquire (by merger or otherwise) any stock, bonds, notes, debentures or other securities of, or any assets constituting a business unit of, or make any other investment in, any person, firm or entity, except
(a) extensions of trade credit and endorsements of negotiable instruments and other negotiable documents in the ordinary course of business, (b) investments in cash and cash equivalents,
(c) payroll and travel advances in the ordinary course of business, (d) investments in wholly owned Subsidiaries, and
(e) the acquisition by the Company of the Minority JV Interest as contemplated by Section 8.2(c)(ii);

             (x) make any capital expenditures in the aggregate for the Company and its Subsidiaries in excess of the amounts specified in the Company's budget for capital expenditures, a true and complete copy of which has previously been delivered to Purchaser, or otherwise acquire assets having a value, in the aggregate, in excess of $500,000 not in the ordinary course of business;

             (xi) incur, assume or create any indebtedness for borrowed money or the deferred purchase price for property or services or pursuant to any capital lease or other financing, except indebtedness incurred in the ordinary course of business consistent with past practice for working capital purposes pursuant to the Company's existing credit facilities or commercial paper program as disclosed in the Disclosure Letter and except for the incurrence, assumption or creation of indebtedness in the ordinary course of business consistent with the past practice of the Company not exceeding $2,000,000 in any one instance or $10,000,000 in the aggregate at any one time outstanding; or amend in a manner materially adverse to the Company, any of the Company's existing credit facilities;

             (xii) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly-owned Subsidiaries of the Company and except for obligations in the ordinary course of business consistent with the past practice of the Company not exceeding $1,000,000 individually and $5,000,000 in the aggregate;

             (xiii) make any material Tax election (unless required by law or unless consistent with prior practice) or settle or compromise any material income tax liability except, in each case, if Purchaser is given reasonable prior notice thereof;

             (xiv) waive or amend any term or condition of any confidentiality or "standstill" agreement to which the Company is a party and which relates to a business combination with the Company or the purchase of shares or assets of the Company;

             (xv)  grant or amend any stock-related or
performance awards;

             (xvi) except with respect to agreements which are terminable at will by the Company without any material penalty to the Company, enter into or amend any legally binding employment, severance, consulting or salary continuation agreements with any officers, directors or employees or grant any increases in compensation or benefits to employees other than increases to officers and employees in the ordinary course of business consistent with the past practice of the Company;

             (xvii) adopt, amend or terminate any employee benefit plan or arrangement (except as expressly contemplated by this Agreement);

             (xviii) enter into (a) any agreements with distributors or sales agents other than agreements terminable without penalty on less than 30 days' notice, (b) any agreements to distribute products for others or which restrict the ability of the Company or its Subsidiaries or affiliates to compete or
(c) any other agreements, other than agreements relating to product promotions, that would constitute Material Contracts; or amend any of the foregoing agreements as exist on the date hereof;

               (xix) amend, change or waive (or exempt any person or entity from the effect of) the Rights Agreement, except in connection with the exercise of its fiduciary duties by the Board of Directors as set forth in Section 8.1 of this Agreement or in connection with the transactions contemplated under this Agreement;

               (xx) make any material changes in the type or amount of their insurance coverages;

              (xxi)  except as may be required by law or
generally acceptable accounting principles and with prior written notice to the Purchaser, change any material accounting principles or practices used by the Company or its Subsidiaries;

              (xxii)   effect any material change in the
Company's advertising, product promotion or brand support policies or programs or commit to any significant new product promotion or advertising campaign except, in each case, for matters in the ordinary course of business consistent with the past practice of the Company;

              (xxiii) effect any material change in the Company's billing practices or sales terms, or cause a material acceleration or delay in the manufacture, shipment or sale of inventory, the collection of accounts or notes receivable or the payment of accounts or notes payable except, in each case, for matters in the ordinary course of business consistent with the past practice of the Company;

              (xxiv) enter into any Contracts for Derivatives, except for spot, option and forward Contracts entered into in the ordinary course of business consistent with the past practice of the Company and with the Company's policies regarding Derivatives as previously disclosed to Purchaser;

              (xxv)  waive, relinquish, release or terminate
any right or claim, including any such right or claim under any Material Contract or permit any rights of material value to use any Intellectual Property to lapse or be forfeited, in each case, except in the ordinary course of business consistent with the past practice of the Company;

              (xxvi) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for any substantial part of the property of the Company or any Significant Subsidiary, or make a general assignment for the benefit of creditors, or permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Company or any Significant Subsidiary;

              (xxvii) take any action to cause the Common Stock to be delisted from the New York Stock Exchange prior to the completion of the Offer or (if no Offer is made) the Merger; or

              (xxviii) agree in writing or otherwise to take any of the foregoing actions.

         (c) The Company will use reasonable best efforts to (i) carry out its restructuring announced during the third quarter of fiscal 1996 as described in the Disclosure Letter (the "Restructuring") in a manner and on a schedule materially consistent with its plans as previously disclosed to Purchaser, including the sale of its manufacturing facilities in Rutland, Vermont and Tipperary, Ireland and (ii) to acquire, for a purchase price not to exceed $1,000,000 and on other terms reasonably acceptable to Purchaser, the minority interest (the "Minority JV Interest") held by its joint venture partner (Northeast No. 6 Pharmaceutical Factory of China) in the

Company's Chinese joint venture subsidiary. At Purchaser's request, the Company will cooperate with Purchaser (including, by conducting mutual negotiations or by seeking declaratory relief) to minimize the possible impact on Purchaser and/or its Subsidiaries of any non-compete covenants to which the Company or any of its Subsidiaries or affiliates may be subject or may be parties following the Closing. The Company shall keep Purchaser reasonably apprised of the status of each of the matters referred to in this Section 8.2(c).

         8.3.   Company Stockholder Approval; Proxy Statement.

         (a) Subject to Section 4.6, the Company shall (i) call a meeting of its stockholders (the "Stockholders Meeting") for the purpose of voting upon the Merger, (ii) hold the Stockholder Meeting as soon as practicable following the date of this Agreement, and (iii) subject to its fiduciary duties under applicable law as advised by outside counsel, recommend to its stockholders the approval of the Merger through its Board of Directors. If Merger Sub purchases shares of Common Stock pursuant to the Offer prior to the mailing of the Proxy Statement, the record date for the Stockholders Meeting shall be a date subsequent to the date Purchaser or Merger Sub becomes a record holder of Common Stock purchased pursuant to the Offer.

         (b) The Company will, as soon as practicable following the date of this Agreement, prepare and file a preliminary Proxy Statement or, if applicable following the purchase by Merger Sub of shares of Common Stock pursuant to the Offer, an information statement (such proxy or information statement, and any amendments or supplements thereto, the "Proxy Statement"), with the SEC with respect to the Stockholders Meeting and will use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be cleared by the SEC. The Company will notify Purchaser of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Purchaser with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. The Company shall give Purchaser and its counsel (who shall provide any comments thereon as soon as practicable) the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Purchaser and its counsel (who shall provide any comments thereon as soon as practicable) the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. As promptly as practicable after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the stockholders of the Company. If at any time prior to the approval of this Agreement by the Company's stockholders there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will prepare and mail to its stockholders such an amendment or supplement.

         (c) The Company represents and warrants that the Proxy Statement will comply as to form in all material respects with the Exchange Act and, at the respective times filed with the SEC and distributed to stockholders of the Company, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Company makes no representation or warranty as to any information included in the Proxy Statement which was provided by Purchaser or Merger Sub. Purchaser represents and warrants that none of the information supplied by Purchaser or Merger Sub for inclusion in the Proxy Statement will, at the respective times filed with the SEC and distributed to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         (d) Subject to the fiduciary duties of the Board of Directors as advised by counsel, the Company shall use its reasonable best efforts to obtain the necessary approvals by its stockholders of the Merger, this Agreement and the transactions contemplated hereby.

         (e) Purchaser agrees, subject to applicable law, to cause all shares of Common Stock purchased by Merger Sub pursuant to the Offer and all other shares of Common Stock owned by Purchaser, Merger Sub or any other subsidiary or affiliate of

Purchaser to be voted in favor of the approval of the Merger.

         8.4. Filings; Other Action. Subject to the terms and conditions herein provided, the Company, Purchaser, and Merger Sub shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger and, if applicable, the Offer;
(b) cooperate and consult with one another in (i) determining which Regulatory Filings are required or, in the case of Other Antitrust Filings, permitted to be made prior to the Effective Time with, and which consents, approvals, Permits, authorizations or waivers (collectively, "Consents") are required or, in the case of Other Antitrust Consents, permitted to be obtained prior to the Effective Time from Governmental Entities or other third parties in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, (x) all such Regulatory Filings and Consents as relate to Foreign Antitrust Laws (the "Other Antitrust Filings" and the "Other Antitrust Consents," respectively; collectively, the "Other Antitrust Filings and Consents") and (y) all Consents required to transfer to the Company any Permits or registrations held on behalf of the Company or any of its Subsidiaries by or in the name of distributors, brokers or sales agents; (ii) preparing all Regulatory Filings and all other filings, submissions and presentations required or prudent to obtain all Consents, including by providing to the other party drafts of such material reasonably in advance of the anticipated filing or submission dates; and (iii) timely making all such Regulatory Filings and timely seeking all such Consents (it being understood that the parties will make or seek to obtain all Other Antitrust Filings and Consents, whether mandatory or voluntary); and (c) use their reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. Each of Purchaser and the Company shall use its reasonable best efforts to contest any proceeding seeking a preliminary injunction or other legal impediment to, and to resolve any objections as may be asserted by any Governmental Entity with respect to, the Offer and/or the Merger under the HSR Act or Foreign Antitrust Laws; provided that the foregoing shall not require Purchaser to take any action that could directly or indirectly (x) impose limitations on the ability of Purchaser or Merger Sub (or any of their affiliates or Subsidiaries) effectively to acquire, operate or hold, or require

Purchaser, Merger Sub or the Company or any of their respective affiliates or Subsidiaries to dispose of or hold separate, any portion of their respective assets or business that (I) is either material to the business of Purchaser and its Subsidiaries or material to the business of the Company and its Subsidiaries, in each case, conducted in (A) any Category 1 Key Jurisdiction, (B) any two or more Category 2 Key Jurisdictions, or (C) any three or more Category 2 and Category 3 Key Jurisdictions, or (II) is reasonably likely to have a Material Adverse Effect, (y) restrict any future business activity by Purchaser, Merger Sub, the Company or any of their affiliates or Subsidiaries that (I) is either material to the business of Purchaser and its Subsidiaries or material to the business of the Company and its Subsidiaries, in each case, conducted in (A) any Category 1 Key Jurisdiction,
(B) any two or more Category 2 Key Jurisdictions, or (C) any three or more Category 2 and Category 3 Key Jurisdictions, or
(II) is reasonably likely to have a Material Adverse Effect, including, without limitation, requiring the prior consent of any Governmental Entity to future transactions by Purchaser, Merger Sub, the Company or any of their affiliates or Subsidiaries, or
(z) otherwise adversely affect Purchaser, Merger Sub, the Company or any of their respective affiliates or Subsidiaries in a manner that (I) is either material to the business of Purchaser and its Subsidiaries or material to the business of the Company and its Subsidiaries, in each case, conducted in (A) any Category 1 Key Jurisdiction, (B) any two or more Category 2 Key Jurisdictions, or (C) any three or more Category 2 and Category 3 Key Jurisdictions, or (II) is reasonably likely to have a Material Adverse Effect. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of Purchaser and the Surviving Corporation shall take all such necessary action.

         8.5.   Access to Information.

         (a) From the date of this Agreement to the Closing, upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, subject to the compliance with applicable laws and confidentiality obligations to third parties, (i) give Purchaser and its authorized representatives reasonable access during normal business hours to all books, records, personnel, research and other consultants, offices and other facilities and properties of the Company and its Subsidiaries and their accountants and accountants' work papers, (ii) permit Purchaser to make such copies and inspections thereof as Purchaser may reasonably request and (iii) furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Purchaser may from time to time reasonably request; provided that no investigation or information furnished pursuant to this Section 8.5 shall affect any representations or warranties made by the Company herein or the conditions to the obligations of Purchaser to consummate the transactions contemplated hereby.

         (b) All such information and access shall be subject to the provisions of the letter agreement between Purchaser and the Company (the "Confidentiality Agreement") relating to the confidential treatment of "Information" (as defined therein).

         8.6. Publicity. The initial press release relating to this Agreement shall be a joint press release and thereafter the Company and Purchaser shall, subject to their respective legal obligations, obtain the prior consent of the other party (which consent will not be unreasonably withheld or delayed) before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any national securities exchange with respect thereto.

         8.7. Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger. Purchaser shall use reasonable best efforts to assist the Company in causing the condition specified in subsection (j) of Exhibit A not to exist at the time the Merger (and the purchase of Common Stock pursuant to the Offer, if applicable) is otherwise to be consummated (unless Purchaser waives such condition).

         8.8.   Insurance; Indemnity.

         (a) For a period of six years after the Effective Time, Purchaser shall cause to be maintained officers' and directors' liability insurance covering the parties who are currently covered, in their capacities as officers and directors, by the Company's existing officers' and directors' liability insurance policies (the "Current Policies") on terms substantially no less advantageous to such parties than such Current Policies; provided, however, that Purchaser shall not be required, in order to maintain or procure such coverage, to pay annual premiums in excess of 200% of the aggregate annual premiums paid by the Company for the Current Policies during 1996 (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an amount in excess of the Cap, Purchaser shall only be required to obtain such coverage for such six-year period as can be obtained by paying annual premiums equal to the Cap.

         (b) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement (collectively, "Losses") in connection with any Litigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time. Without limiting the foregoing, the Company and after the Effective Time the Surviving Corporation shall periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

         (c) If the Merger shall have been consummated, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless Purchaser and any person or entity who was an officer, director or affiliate of Purchaser prior to the Effective Time against any Losses in connection with any Litigation arising out of or pertaining to any of the transactions contemplated by this Agreement.

         (d)    If any Litigation described in paragraph (b) or
(c) of this Section 8.8 (each, an "Action") arises or occurs, the Surviving Corporation shall control the defense of such Action with counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to the party seeking indemnification pursuant to paragraph (b) or (c) of this Section

8.8 (each, an "Indemnified Party"); provided that the Indemnified Party shall be permitted to participate in the defense of such Action through counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to the Surviving Corporation, at the Indemnified Party's expense. Notwithstanding the foregoing, if there is any conflict between the Surviving Corporation and any Indemnified Parties or there are additional defenses available to any Indemnified Parties, the Indemnified Parties shall be permitted to participate in the defense of such Action with counsel selected by the Indemnified Parties, which counsel shall be reasonably acceptable to the Surviving Corporation, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided that the Surviving Corporation shall not be obligated to pay the reasonable fees and expenses of more than one counsel for all Indemnified Parties in any single Action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such Action. The Surviving Corporation shall not be liable for any settlement effected without its written consent, which consent shall not unreasonably be withheld.

         8.9. Restructuring of Merger. Upon the mutual agreement of Purchaser and the Company, the Merger shall be restructured in the form of a forward subsidiary merger of the Company into Merger Sub, with Merger Sub being the surviving corporation, or as a merger of the Company into Purchaser, with Purchaser being the surviving corporation. In such event, this Agreement shall be deemed appropriately modified to reflect such form of merger.

        8.10.  Employees and Employee Benefit Plans.

        (a) From and after the Effective Time, Purchaser shall cause the Surviving Corporation and any of its Subsidiaries to honor in accordance with their terms and the past practice of the Company all existing employment agreements and severance plans and agreements between the Company or any of its Subsidiaries, except as otherwise provided herein, and any officer, director, or employee of the Company or any of its Subsidiaries so long as such plans and agreements shall have been identified to Purchaser in the Disclosure Letter and to the extent such terms are in effect on the date hereof or as otherwise provided hereunder or in the Disclosure Letter. To the extent any such employment agreements or severance plans or agreements can be unilaterally amended by the Company, Purchaser agrees not to amend any such plan or agreement prior to the first anniversary of the Closing in a manner that will reduce or otherwise impair the benefits that would be payable thereunder to any employee who is covered thereby and who is terminated on or before the first anniversary of the Closing.

          (b) Prior to the earlier of the purchase of shares of Common Stock by Merger Sub pursuant to the Offer and the Effective Time (the "Acquisition Date"), the Company shall have taken all such action, including approval of the Board of Directors, as may be necessary in order to amend (i) the Pension Plan for the Employees of the Company and (ii) the Executive Severance Program in the manner set forth in the Disclosure Letter.

          (c) For a period of one year following the Closing, Purchaser will provide employees and former employees of the Company with benefits that, at Purchaser's sole option, are either (x) in the aggregate at least as favorable as the benefits they were entitled to receive immediately prior to the Closing or
(y) generally the same as the benefits that Purchaser makes available to its employees generally, except that Purchaser shall provide severance benefits to employees in accordance with the provision of Section 8.10(a).

          (d) The Company will use its reasonable best efforts consistent with past practice to enforce any existing non-compete and confidentiality provisions contained in agreements with employees and former employees.

          (e) Effective as of the date hereof, the Company shall amend the 1991 Employee Stock Purchase Plan to preclude any increase in the level of contribution made by any eligible employee thereunder, whether by reason of commencing participation or increasing the level of contribution (other than increases as to which notification had been given prior to the date hereof).

        8.11 Transfer Taxes. Any liability for New York State Real Property Transfer Tax and similar real property transfer taxes and real property gains taxes imposed by any other state with respect to the transactions contemplated by this Agreement, together with applicable interest, penalties and additions thereto, if any, shall be paid or caused to be paid by the Purchaser.

                           ARTICLE 9

                           CONDITIONS

         9.1. Conditions to Each Party's Obligation to Effect the Merger The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

         (a) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

         (b) None of the parties hereto shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement.

         (c) If required by applicable law, this Agreement and the Merger shall have been approved by the stockholders of the Company in accordance with the DGCL and the Company's Certificate of Incorporation and By-laws.

         9.2. Additional Conditions to Obligations of Purchaser and Merger Sub to Effect the Merger. Notwithstanding anything to the contrary contained herein, if the Offer shall not have been made or Merger Sub shall not have purchased any shares of Common Stock pursuant to the Offer, unless otherwise waived by Purchaser, Purchaser and Merger Sub shall not be required to effect the Merger, if at the time the Merger is otherwise to be effected, any of the conditions set forth in subsections (a) through (j) of Exhibit A exist or shall occur.

                           ARTICLE 10

                 TERMINATION; AMENDMENT; WAIVER

        10.1.        Termination.  This Agreement may be
terminated and the Merger contemplated hereby may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, if any, but prior to the Effective Time:

        (a) by mutual written consent of the Board of Directors of the Company (subject to Section 5.4) and Purchaser;

        (b) by Purchaser or the Company:

             (i) if the Effective Time shall not have occurred on or before September 30, 1997 (provided that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date; provided, further, that, to the extent the Company's cure period under paragraph (e) of Exhibit A would extend beyond such date, such date shall be extended by the additional length of the cure period; and provided, further, that if the Effective Time shall not occur on or before September 30, 1997 as a result of the existence or occurrence of the condition specified in subsection
(j) of Exhibit A, at the option of the Company, such date shall be extended until November 15, 1997).

             (ii) if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court or other Governmental Entity of competent jurisdiction in the United States or any other Key Jurisdiction shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable; or

             (iii) upon a vote at a duly held meeting or upon any adjournment thereof, the stockholders of the Company shall have failed to give any approval required by applicable law;


        (c) by Purchaser upon (x) termination of the Offer as a result of the failure of the Minimum Condition at any time after all other conditions to the Offer set forth in Exhibit A shall have been satisfied or waived or (y) the failure of any condition specified in subsections (e) (other than to the extent it relates to a breach of the representations and warranties specified in
Section 6.17(iii)), (f) or (g) of Exhibit A prior to Purchaser having purchased any shares of Common Stock under the Offer, regardless of whether the Offer is made (provided that the right to terminate this Agreement pursuant to this clause (c) shall not be available to Purchaser if Purchaser's failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of any such condition);

        (d) by the Company, at any time prior to the earlier of (x) the purchase of shares of Common Stock by Merger Sub pursuant to the Offer and (y) the approval of the Merger by the stockholders of the Company in accordance with applicable law, if there is an Alternative Proposal which the Board of Directors in good faith determines represents a superior transaction for the stockholders of the Company as compared to the Offer and/or the Merger, and the Board of Directors determines, after consultation with Debevoise & Plimpton, that failure to terminate this Agreement would be inconsistent with the compliance by the Board of Directors with its fiduciary duties to stockholders imposed by law; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available
(i) if the Company has breached in any material respect its obligations under Section 8.1, or (ii) if the Alternative Proposal is subject to a financing condition, unless the Board of Directors is of the opinion, after consultation with the Financial Advisor or another nationally recognized investment banking firm, that the Alternative Proposal is financeable, or
(iii) if, prior to or concurrently with any purported termination pursuant to this Section 10.1(d), the Company shall not have paid the fees and expenses contemplated by Section 11.5, or (iv) if the Company has not provided Purchaser and Merger Sub with five business days' prior written notice of its intent to so terminate this Agreement together with a summary of the material terms and conditions of such offer; and

        (e) by Purchaser if the Board of Directors of the Company shall have withdrawn, modified or amended in any material respect its approval or recommendation of the Offer or the Merger, or shall have recommended acceptance of any Alternative Proposal, or shall have resolved to do any of the foregoing.

         10.2. Effect of Termination. If this Agreement is terminated and the Merger is abandoned pursuant to Section 10.1 hereof, this Agreement, except for the provisions of Sections 8.5(b), 8.6 and 11.5, shall terminate, without any liability on the part of any party or its directors, officers or stockholders. Nothing herein shall relieve any party to this Agreement of liability for breach of this Agreement or prejudice the ability of the non-breaching party to seek damages from any other party for any breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity.

         10.3. Amendment. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the Board of Directors of the Company (subject to Section 5.4) and Purchaser at any time before or after adoption of this Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

         10.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken by or on behalf of the Board of Directors (subject to Section 5.4) and Purchaser, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


                           ARTICLE 11

                       GENERAL PROVISIONS

         11.1.  Nonsurvival of Representations and Warranties.
None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

         11.2. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (with a confirmatory copy sent by overnight courier), by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:


    If to Purchaser or Merger Sub:          If to the Company:

    The Procter & Gamble Company            Tambrands Inc.
    One Procter & Gamble Plaza              777 Westchester Avenue
    Cincinnati, OH  45202-3315              White Plains, NY  10604
    Telephone:     (513) 983-5940           Telephone:     (914) 696-6000
    Facsimile:     (513) 983-4274           Facsimile:     (914) 696-6761
    Attention:     Gary Hagopian,           Attention:     General Counsel
              Vice President and
              General Counsel -
              North America

    With a copy to:                         With a copy to:

    Fried, Frank, Harris,                   Debevoise & Plimpton
    Shriver & Jacobson                      875 Third Avenue
    One New York Plaza                      New York, New York  10022
    New York, New York  10004               Telephone: (212) 909-6000
    Telephone:  (212) 859-8000              Facsimile: (212) 909-6836
    Facsimile:  (212) 859-4000              Attention: Meredith M. Brown, Esq.
    Attention:  Stephen Fraidin, P.C.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

         11.3. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto
(whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that either Purchaser or Merger Sub (or both) may assign its rights hereunder (including without limitation the right to make the Offer and/or to purchase shares of Common Stock in the Offer) to an affiliate but nothing shall relieve the assignor from its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Sections 8.8 and 8.11, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         11.4. Entire Agreement. This Agreement, the Disclosure Letter, the Schedules, the Exhibits and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

        11.5   Fees and Expenses.

        (a) Except as provided in Section 11.5(b), whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses; provided, however, that if this Agreement is terminated by the Purchaser or the Company other than in circumstances in which Section 11.5(b)(2) is applicable, the Purchaser shall (i) pay the Company $1,000,000 for reimbursement of expenses plus (ii) pay or reimburse the Company for the SEC filing fees relating to the Proxy Statement.

        (b) (1) To compensate Purchaser and its affiliates for entering into this Agreement and taking action to consummate the transactions hereunder and incurring the costs and expenses related thereto and other losses and expenses, including the foregoing by Purchaser of other opportunities, the Company and Purchaser agree that the Company shall pay to Purchaser an aggregate amount equal to $50,000,000 less any amount due pursuant to paragraph (b)(2) below (the "Commitment Amount") if this Agreement is terminated (i) by the Company pursuant to
Section 10.1(d); (ii) by Purchaser pursuant to Section 10.1(e) (unless the event described therein occurs solely as a result of Purchaser's willful breach in any material respect of its representations, warranties or obligations contained herein) or
(iii) pursuant to Section 10.1(c) if the Minimum Condition shall not have been satisfied at the expiration date of the Offer or pursuant to Section 10.1(b)(iii), provided that in either case specified in this clause (iii) (x) prior to the time the Offer was terminated or otherwise expired or the time of the stockholders' meeting, as the case may be, an Alternative Proposal with a party other than Purchaser shall have been publicly announced or shall have become publicly known and (y) during the term of this Agreement or within six months after the termination of this Agreement, the Board of Directors recommends an Alternative Proposal with a party other than Purchaser or the Company enters into an agreement providing for an Alternative Proposal with a party other than Purchaser or an Alternative Proposal with a party other than Purchaser occurs.

        The Commitment Amount shall be payable (x) at the time of termination if such amount becomes payable pursuant to clause
(i) above, (y) on the next business day following termination if such amount becomes payable pursuant to clause (ii) above, and
(z) on the next business day following the earliest of the recommendation of an Alternative Proposal, the entering into of an agreement providing for an Alternative Proposal or the occurrence of an Alternative Proposal, if such amount becomes payable pursuant to clause (iii) above.

        (2) The Company shall reimburse Purchaser and its affiliates for the documented reasonable out-of-pocket expenses, not to exceed $10,000,000, of Purchaser and its affiliates incurred in connection with or arising out of the Offer, the Merger, this Agreement and the transactions contemplated hereby (including, without limitation, amounts paid or payable to investment bankers, fees and expenses of counsel, accountants and consultants, and printing expenses), regardless of when those expenses are incurred, if this Agreement is terminated (i) by the Company pursuant to Section 10.1(d); (ii) by Purchaser (x) pursuant to Section 10.1(e) (unless the event described therein occurs solely as a result of Purchaser's willful breach in any material respect of its representations, warranties or obligations contained herein) or (y) pursuant to Section 10.1(c) because of the failure of the condition set forth in paragraph
(e) of Exhibit A, or (iii) pursuant to Section 10.1(c) if the Minimum Condition shall not have been satisfied at the expiration date of the Offer or pursuant to Section 10.1(b)(iii), provided that in either case specified in this clause (iii) (x) prior to the time the Offer was terminated or otherwise expired or the time of the stockholders' meeting, as the case may be, an Alternative Proposal with a party other than Purchaser shall have been publicly announced or otherwise shall have become publicly known and (y) during the term of this Agreement or within six months after the termination of this Agreement, the Board of Directors recommends an Alternative Proposal with a party other than Purchaser or the Company enters into an agreement providing for an Alternative Proposal with a party other than Purchaser or an Alternative Proposal with a party other than Purchaser occurs.

        (3) The Company acknowledges that the agreements contained in this Section 11.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amounts owing pursuant to this Section 11.5(b) when due, the Company shall in addition thereto pay to Purchaser all costs and expenses (including, pursuant to Section 11.11(b), fees and disbursements of counsel) incurred in collecting such amounts, together with interest on such amounts (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by Purchaser at the prime rate of Citibank, N.A. as in effect from time to time during such period.

         11.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company, Purchaser and Merger Sub hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum.

         11.7. Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

         11.8. Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." As used in this Agreement, the words "Subsidiary," "affiliate" and "associate" shall have the meanings ascribed thereto in Rule 12b-2 under the Exchange Act. For purposes of this Agreement, one party shall be considered "wholly owned" by another party if all of the shares of its outstanding capital stock, other than directors' qualifying shares, are beneficially owned by such other party.
As used in this Agreement, the words "to the knowledge of the Company" shall mean the knowledge of the individuals specified in the Disclosure Letter.

         11.9. Investigations. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.

         11.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        11.11. Enforcement of Agreement. (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached.
It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity.

         (b) The prevailing party in any judicial action shall be entitled to receive from the other party reimbursement for the prevailing party's reasonable attorneys' fees and disbursements, and court costs.

         11.12. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

         IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                              TAMBRANDS INC.


                              By:  /s/ Edward T. Fogarty
                                 -----------------------
                                 Name:  Edward T. Fogarty
                                 Title: Chairman, President and
                                    Chief Executive Officer



                              THE PROCTER & GAMBLE COMPANY


                              By:   /s/ John E. Pepper
                                   --------------------
                                   Name:  John E. Pepper
                                   Title: Chairman of the Board
                                     and Chief Executive Officer




                              C.R. MACINTOSH, INC.


                              By:  /s/ C.C. Daly, Jr.
                                  ------------------
                                  Name:     C.C. Daly, Jr.
                                  Title:    President and Treasurer

                                                          EXHIBIT A
                     CONDITIONS OF THE OFFER



          Notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act, any shares of Common Stock not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such shares of Common Stock unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock which would represent at least a majority of the outstanding shares of Common Stock on a fully diluted basis (the "Minimum Condition") and (ii) any waiting period under the HSR Act applicable to the purchase of shares of Common Stock pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to accept for payment or, subject as aforesaid, unless otherwise waived by Purchaser, to pay for any shares of Common Stock not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of this Agreement and before the acceptance of such shares of Common Stock for payment or the payment therefor, any of the following conditions exist or shall occur:

          (a) there shall have been instituted or pending or specifically threatened any litigation by any Governmental Entity which is related to the Merger or the Offer and which seeks to or, if successful, would (i) challenge or restrict the acquisition by Purchaser or Merger Sub (or any of its affiliates or Subsidiaries) of shares of Common Stock pursuant to the Offer or the Merger, restrain, prohibit or delay the making or consummation of the Offer or the Merger, or obtain damages in connection therewith, (ii) make the purchase of or payment for some or all of the shares of Common Stock pursuant to the Offer or the Merger illegal or otherwise restrict or prohibit consummation of the Offer or the Merger, (iii) impose limitations on the ability of Purchaser or Merger Sub (or any of their Subsidiaries) effectively to acquire, operate or hold, or require Purchaser, Merger Sub or the Company or any of their respective Subsidiaries to dispose of or hold separate, any portion of their respective assets or business that (I) is either material to the business of Purchaser and its Subsidiaries or material to the business of the Company and its Subsidiaries conducted, in each case, in (A) any Category 1 Key Jurisdiction, (B) any two or more Category 2 Key Jurisdictions, or (C) any three or more Category 2 and Category 3 Key Jurisdictions, or (II) is reasonably likely to have a Material Adverse Effect, (iv) impose limitations on the ability of Purchaser, Merger Sub or their Subsidiaries to exercise full rights of ownership of the shares of Common Stock acquired by it pursuant to the Offer or the Merger, including, without limitation, the right to vote the shares acquired by it on all matters properly presented to the stockholders of the Company, (v) restrict any future business activity by Purchaser, Merger Sub, the Company or any of their Subsidiaries that (I) is either material to the business of Purchaser and its Subsidiaries or material to the business of the Company and its Subsidiaries conducted, in each case, in (A) any Category 1 Key Jurisdiction, (B) any two or more Category 2 Key Jurisdictions, or (C) any three or more Category 2 and Category 3 Key Jurisdictions, or (II) is reasonably likely to have a Material Adverse Effect, including, without limitation, requiring the prior consent of any Governmental Entity to future transactions by Purchaser, Merger Sub, the Company or any of their affiliates or Subsidiaries, or (vi) otherwise adversely affect Purchaser, Merger Sub, the Company or any of their respective affiliates or Subsidiaries in a manner that (I) is either material to the business of Purchaser and its Subsidiaries or material to the business of the Company and its Subsidiaries conducted, in each case, in (A) any Category 1 Key Jurisdiction, (B) any two or more Category 2 Key Jurisdictions, or (C) any three or more Category 2 and Category 3 Key Jurisdictions, or (II) is reasonably likely to have a Material Adverse Effect;

          (b) there shall have been promulgated or enacted by any Governmental Entity, any Law that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (vi) of subsection (a) above;

          (c) any of the Regulatory Filings or Consents (including the Other Antitrust Filings and Consents) shall not have been made or obtained, or any waiting period (whether requisite or voluntary) under any Foreign Antitrust Laws shall not have expired, in each case, to the extent that the failure to make or obtain such Regulatory Filings or Consents or of the waiting period to have expired, in the aggregate, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect or to materially adversely affect the business of the Company or its Subsidiaries conducted in (A) any Category 1 Key Jurisdiction, (B) any two or more Category 2 Key Jurisdictions or (C) any three or more Category 2 and Category 3 Key Jurisdictions;

          (d) this Agreement shall have been terminated in accordance with its terms;

          (e) (i) any of the representations or warranties made by the Company in this Agreement shall not have been true and correct in all respects when made, or shall thereafter have ceased to be true and correct in all respects as if made as of such later date (other than representations and warranties made as of a specified date), except where the failure to be so true and correct (without giving effect to any materiality qualifications or thresholds contained in such representations and warranties), individually and in the aggregate, would not have a Material Adverse Effect or materially adversely affect the business of Purchaser in relation to its decision to consummate the transactions contemplated hereby, or (ii) the Company shall have breached or failed to comply in any material respect with any of its obligations under this Agreement, which untruth or inaccuracy or breach, in the case of clauses (i) or (ii), is not curable or, if curable, is not cured within 10 business days after written notice thereof has been given by Purchaser to the Company;

          (f) the Board of Directors shall have modified or amended its recommendation of the Offer or the Merger in any manner adverse to Purchaser or Merger Sub or shall have withdrawn its recommendation of the Offer or the Merger or shall have recommended acceptance of any Alternative Proposal or shall have resolved to do any of the foregoing;

          (g) any corporation, entity, "group" or "person" (as defined in the Exchange Act), other than Purchaser or Merger Sub, shall have acquired beneficial ownership of more than 20% of the outstanding shares of Common Stock, or (ii) any person (other than Purchaser, Merger Sub or one or more of their affiliates) shall have entered into an agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any shares of Common Stock or a merger, consolidation or other business combination with or involving the Company;

          (h) Purchaser shall have become aware of any fact relating to the Company or any of its Subsidiaries which Purchaser neither knew nor should have known as of the date of this Agreement, which has a Material Adverse Effect on the Company and its Subsidiaries; or

          (i) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange and national securities exchanges generally, (ii) a declaration of any general banking moratorium by federal or New York or Ohio state authorities or any suspension of payments in respect of money center banks or any limitation (whether or not mandatory) imposed by federal or state authorities on the extension of credit by money center banks in the United States, (iii) a commencement of a war, armed hostilities or any other international or national calamity directly or indirectly involving the United States, or (iv) any limitation (whether or not mandatory) by any United States Governmental Entity on, or any other event which could materially affect, the extension of credit by banks or other United States financial institutions.

          (j) Any Designated Contract Provision shall be in effect and shall not have been resolved in a manner reasonably satisfactory to Purchaser. The term "Designated Contract Provision" shall mean the provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, which restricts the ability of any of the affiliates of the Company or any of its Subsidiaries to conduct business in a line of business in which Purchaser or any of its Subsidiaries is currently engaged; provided, however, that other than the Designated Contract Provisions specified in the second bullet point of Section 6.17 (iii) of the Disclosure Letter, the provisions of the other Contracts specified in Section 6.17 (iii) of the Disclosure Letter which otherwise would constitute Designated Contract Provisions shall not be deemed Designated Contract Provisions for the purposes of this Agreement; and provided, further, that the provisions of Contracts not specified in
     Section 6.17 (iii) of the Disclosure Letter which otherwise constitute Designated Contract Provisions shall only be deemed Designated Contract Provisions for the purposes of this Agreement if within 2 business days after the date on which the Company notifies Purchaser of the existence of such Designated Contract Provisions (accompanied by a copy of such Contract (and the related Designated Contract Provisions)), Purchaser notifies the Company that in its reasonable judgment such Designated Contract Provision is, or is likely to be, adverse to Purchaser or any of its Subsidiaries.

          The foregoing conditions are for the sole benefit of Purchaser and Merger Sub and may be asserted by Purchaser or Merger Sub with respect to the consummation of the Offer or the Merger (as applicable) regardless of the circumstances (including any action or inaction by Purchaser or the Company) giving rise to any such condition and may be waived by Purchaser or Merger Sub, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure by Purchaser or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time, provided, that the Minimum Condition may not be waived or modified without the prior written consent of the Company.

          Should the Offer be terminated pursuant to the foregoing provisions, all tendered shares of Common Stock not theretofore accepted for payment shall forthwith be returned by the Paying Agent to the tendering stockholders.

                                   EXHIBIT B

                         CERTIFICATE OF INCORPORATION

                                      OF

                             C.R. MACINTOSH, INC.


            Pursuant to Section 102 of the General Corporation Law
                           of the State of Delaware

        The undersigned, in order to form a corporation pursuant to Section 102 of the General Corporation Law of Delaware, does hereby certify:

        FIRST: The name of the Corporation is C.R. MacIntosh, Inc.

        SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

        THIRD: the purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

        FOURTH: The total number of shares which the Corporation shall have authority to issue is one thousand (1000) shares of Common Stock, par value $1.00 per share.

        FIFTH: The name and mailing address of the Incorporator is as follows:


        Name                          Mailing Address
        Gil A. Raviv                  Fried, Frank, Harris, Shriver & Jacobson
                                      One New York Plaza
                                      New York, New York 10004-1980

        SIXTH: The Board of Directors is expressly authorized to adopt, amend, or repeal the by-laws of the Corporation.

        SEVENTH: Elections of directors need not be by written ballot unless the by-laws of the Corporation shall otherwise provide.

        EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or
(iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. Any repeal or modification of this Article EIGHTH by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

        NINTH: The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

        IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of April, 1997 and I affirm that the foregoing certificates is my act and deed and that the facts stated therein are true.



                                        /s/ Gil A. Raviv
                                        ----------------------------------
                                        Gil A. Raviv, Incorporator








                                      -3-